Invesco PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 1000 Houston, TX 77046

713 626 1919 www.invesco.com/us
September 21, 2012
Via EDGAR
Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	AIM Counselor Series Trust (Invesco Counselor Series Trust) File Nos: 811-09913 and 333-36074
Dear Mr. Di Stefano:
     Below are responses to your comments, which we discussed on August 22, 2012, regarding Post-Effective Amendment No. 50 (the “Amendment”) to the AIM Counselor Series Trust’s (Invesco Counselor Series Trust’s) (the “Registrant’s) registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 20, 2012, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective September 24, 2012. The purpose of the Amendment is to register two new share classes to Invesco Small Cap Discovery Fund (the “Fund”), Class R5 shares and Class R6 shares. For your convenience we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment.
1. Comment: In the section entitled “Principal Investment Strategies of the Fund”, clarify what other types of equity securities may be invested in. In addition, why is the word “generally” used in front of the definition of a small company security, and update the capitalization range of the Russell 2000 Index to a more recent date.
     Response: As the disclosure currently states, the Fund invests primarily in common stocks of small companies. However, there are other types of equity securities of small companies that the Fund may from time-to-time invest in. As this Amendment only updates one of the Fund’s prospectuses to add the new share Classes R5 and R6, we will revisit this disclosure upon the Fund’s August 31, 2012 fiscal-year end annual registration statement update in order to keep the Fund’s disclosure consistent among its multiple prospectuses.
     The word generally in front of the small company definition is used as there may be economic or other circumstances from time-to-time where the Fund may need to view small companies outside those listed in the Russell 2000 Index. As this Amendment only updates one of the Fund’s prospectuses to add the new share Classes R5 and R6, we will revisit this disclosure, and will update the date of the Russell 2000 Index range upon Fund’s August 31, 2012 fiscal-year end annual registration statement update in order to keep the Fund’s disclosure consistent among its multiple prospectuses.

2. Comment: In the section entitled, “Principal Investment Strategies of the Fund”, please confirm that banks have entered into agreements and sell the Fund or remove the reference to “an investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency.”
     Response: Confirmed. Banks are among the entities that sell the Fund.
3. Comment: In the Section entitled, “Principal Risks of Investing in the Fund”, update the risk disclosure to state the principal risks of investing in REITs.
     Response: We believe that the principal risks associated with REIT investments are already disclosed in the section entitles “Principal Risks of Investing in the Fund”. However, as this Amendment only updates one of the Fund’s prospectuses to add the new share Classes R5 and R6, we will revisit this disclosure upon the Fund’s August 31, 2012 fiscal-year end annual registration statement update in order to keep the Fund’s disclosure consistent among its multiple prospectuses.
4. Comment: In the Section entitled, “Principal Risks of Investing in the Fund” update the risk disclosure to state the principal risks of leverage with respect to derivatives.
     Response: The Fund’s derivatives strategy is already disclosed in the section and we believe it discloses the risks associated with investing in derivatives. However, as this Amendment only updates one of the Fund’s prospectuses to add the new share Classes R5 and R6, we will revisit this disclosure upon the Fund’s August 31, 2012 fiscal-year end annual registration statement update in order to keep the Fund’s disclosure consistent among its multiple prospectuses.
5. Comment: In the section entitled “Performance Information—Average Annual Total Returns, add “(reflects no deductions for fees, expenses or taxes)” immediately following the reference to the Lipper Small-Cap Growth Funds Index.
     Response: Respectfully, we believe the requested disclosure change would not be accurate as the Lipper Small-Cap Funds Index is an index of other funds that reflect deductions for fees, expenses and and/or taxes.
6. Comment: In the section entitles “Investment Objectives(s), Strategies, risks and Portfolio Holdings”, there is disclosure for preferred stock and convertible securities risks; if these are principal, add corresponding disclosure to Principal Risks of Investing in the Fund”.
     Response: Preferred stock and convertible securities are not principal risks of investing in the Fund. However, as this Amendment only updates one of the Fund’s prospectuses to add the new share Classes R5 and R6, we will revisit this disclosure upon the Fund’s August 31, 2012 fiscal-year end annual registration statement update in order to keep the Fund’s disclosure consistent among its multiple prospectuses.
7. Comment: In the section entitled “Fund Management,” include a description of any material litigation under “Pending Litigation.”
     Response: Item 10(a)(3) of Form N-1A requires the Registrant to describe any material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the Fund or the Fund’s investment adviser or principal underwriter is a party. The Registrant has determined that there are no applicable material pending legal proceedings to include in the prospectus. However, certain non-material pending legal proceedings are described in the Fund’s Statement of Additional Information (“SAI”). A cross-reference in the prospectus to the SAI stating this has been added.
8. Comment: The SAI states that the Fund may enter into futures contracts that are regulated by the Commodities futures Trading Commission (“CFTC”); confirm whether the Fund has elected to be excluded from the definition of a commodities pool operation (“CPO”) under the new CFTC mutual fund rules.
     Response: At the current time, the Fund has not made a determination with respect to electing to be excluded from the CFTC’s definition of a CPO. However, as this Amendment only updates one of the Fund’s prospectuses to add the new share Classes R5 and R6, we will revisit this disclosure upon the Fund’s August 31, 2012 fiscal-year end annual registration statement update in order to keep the Fund’s disclosure consistent among its multiple prospectuses.
9. Comment: Please update trustee compensation disclosure in Appendix D of the SAI to a more recent date.
     Response: This disclosure will be updated upon the Fund’s August 31, 2012 fiscal-year end annual registration statement update.
10. Comment: In Appendix C to the (SAI), in the table, please note in the heading that past trusteeships are during the past five years.
     Response: This change has been made.
     With respect to the foregoing comments, Registrant acknowledges the following:
     1. The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.
     2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.
     3. The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
     Please do not hesitate to contact me at (713) 214-7888 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/S/ Peter A. Davidson
Peter A. Davidson
Assistant General Counsel

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